                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                  OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) X


                         BANK ONE, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

     A National Banking Association                             36-0899825
                                                             (I.R.S. employer
                                                          identification number)

  1 Bank One Plaza, Chicago, Illinois                           60670-0481
(Address of principal executive offices)                        (Zip Code)

                         Bank One, National Association
                1 Bank One Plaza, 20th Floor, Mail Code IL1-0120
                          Chicago, Illinois 60670-0120
               Attn: Marla S. Roth, Law Department (312) 732-2773
            (Name, address and telephone number of agent for service)


                           M&I Auto Loan Trust 2002-1
                           --------------------------
               (Exact name of obligor as specified in its charter)

            Delaware                                                N/A
(State or other jurisdiction of                              (I.R.S. employer
 incorporation or organization)                           identification number)


(Address of principal executive offices)                        (Zip Code)
The Bank of New York (Delaware), owner trustee of
M&I Auto Loan Trust 2002-1
White Clay Center, Route 273
Newark, Delaware                                                   19711


                               Asset Backed Notes
                         (Title of Indenture Securities)

Item 1.   General Information. Furnish the following
          --------------------
               information as to the trustee:

               (a) Name and address of each examining or supervising authority to which it is subject.

               Comptroller of Currency, Washington, D.C.;
               Federal Deposit Insurance Corporation,
               Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C.

               (b)  Whether it is authorized to exercise corporate trust powers.

               The trustee is authorized to exercise corporate trust powers.

Item 2.   Affiliations With the Obligor. If the obligor
          ------------------------------
               is an affiliate of the trustee, describe each such affiliation.

               No such affiliation exists with the trustee.

Item 16.  List of exhibits. List below all exhibits filed as a part of this
          -----------------
          Statement of Eligibility.

               1. A copy of the articles of association of the trustee now in effect.*

               2. A copy of the certificates of authority of the trustee to commence business.*

               3. A copy of the authorization of the trustee to exercise corporate trust powers.*

               4.   A copy of the existing by-laws of the trustee.*

               5.   Not Applicable.

               6. The consent of the trustee required by Section 321(b) of the Act.

               7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

               8.   Not Applicable.

               9.   Not Applicable.


               Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 18th day of September, 2002.

                    Bank One, National Association, Trustee

                    By  /s/ Marla S. Roth
                        ------------------------------
                        Marla S. Roth
                        Assistant Vice President

*Exhibits 1, 2, 3, and 4 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of Bank One, National Association, filed as Exhibit 25 to the Registration Statement on Form S-3 of Household Finance Corporation filed with the Securities and Exchange Commission on March 24, 2000 (Registration No. 333-33240).

                                    EXHIBIT 6

                       THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(b) OF THE ACT


                                            September 18, 2002



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In connection with the qualification of an indenture among The Bank of New York, as Owner Trustee of M&I Auto Loan Trust 2002-1, Bank One, National Association, as Trustee, and M&I Marshall & Ilsley Bank, as Servicer the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

                                       Very truly yours,

                                       Bank One, National Association

                                       By:  /s/  Marla S. Roth
                                            ------------------
                                            Marla S. Roth
                                            Assistant Vice President

                                    EXHIBIT 7

Legal Title of Bank:       Bank One, NA                      Call Date: 08/14/02  ST-BK:  17-1630 FFIEC 031
Address:                   1 Bank One Plaza, Ste 0303                                     Page RC-1
City, State  Zip:          Chicago, IL  60670
FDIC Certificate No.:      0/3/6/1/8
                           ---------
Transmitted to EDS as 0199411 on 08/14/02 at 15:23:19 CST

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for June 30, 2002

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding of the last business day of the quarter.

Schedule RC--Balance Sheet

                                                                                Dollar Amounts in thousands         C400
                                                                                                                ------------
ASSETS
 1. Cash and balances due from depository institutions (from Schedule RC-A):    RCFD
                                                                                ----

    a. Noninterest-bearing balances and currency and coin(1) ..............      0081      12,783,000       1.a
    b. Interest-bearing balances(2) .......................................      0071       3,002,000       1.b
 2. Securities
    a. Held-to-maturity securities (from Schedule RC-B, column A) ..........     1754               0       2.a
    b. Available-for-sale securities (from Schedule RC-B, column D) .......      1773      42,712,000       2.b
 3. Federal funds sold and securities purchased under agreements to resell:
    a. Federal funds sold in domestic offices .............................      B987       7,139,000       3.a
    b. Securities purchased under agreements to resell (3) ................      B989       1,015,000       3.b
 4. Loans and lease financing receivables (from Schedule RC-C):
    a. Loans and leases held for sale .....................................      5369       1,537,000       4.a
    b. Loans and leases, net of unearned income ...........................      B528     101,957,000       4.b
    c. LESS: Allowance for loan and lease losses ..........................      3128       2,551,000       4.c
    d. Loans and leases, net of unearned income and allowance
       (item 4.b minus 4.c) ...............................................      B529      99,406,000       4.d
 5. Trading assets (from Schedule RD-D) ...................................      3545       3,353,000       5.
 6. Premises and fixed assets (including capitalized leases) ..............      2145       1,006,000       6.
 7. Other real estate owned (from Schedule RC-M) ..........................      2150          33,000       7.
 8. Investments in unconsolidated subsidiaries and associated
    companies (from Schedule RC-M) ........................................      2130         175,000       8.
 9. Customers' liability to this bank on acceptances outstanding ..........      2155         244,000       9.
10. Intangible assets
    a.  Goodwill ..........................................................      3163         473,924       10.a
    b.  Other intangible assets (from Schedule RC-M) ......................      0426           2,000       10.b
11. Other assets (from Schedule RC-F) .....................................      2160      10,989,000       11.
12. Total assets (sum of items 1 through 11) ..............................      2170     183,869,000       12.


------------------------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.
(3) Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.


Legal Title of Bank:       Bank One, NA                     Call Date: 08/14/02 ST-BK: 17-1630 FFIEC 031
Address:                   1 Bank One Plaza, Ste 0303                                  Page RC-2
City, State Zip:           Chicago, IL 60670
FDIC Certificate No.:      0/3/6/1/8
                           ---------
Transmitted to EDS as 0199411 on 08/14/02 at 15:23:19 CST

Schedule RC-Continued
                                                                                   Dollar Amounts in
                                                                                       Thousands
                                                                                   -----------------
LIABILITIES
13. Deposits:
    a. In domestic offices (sum of totals of columns A and C          RCON
                                                                      -----
       from Schedule RC-E, part 1) .............................      2200           90,275,000          13.a
       (1) Noninterest-bearing(1) ..............................      6631           33,176,000          13.a1
       (2) Interest-bearing ....................................      6636           57,099,000          13.a2
    b. In foreign offices, Edge and Agreement subsidiaries, and       RCFN
                                                                      -----
       IBFs (from Schedule RC-E, part II) ......................      2200           24,426,000          13.b
       (1) Noninterest bearing .................................      6631              373,000          13.b1
       (2) Interest-bearing ....................................      6636           24,053,000          13.b2
14. Federal funds purchased and securities sold under agreements to repurchase:
    a. Federal funds purchased in domestic offices (2) .........      B993            5,324,000          14.a
    b. Securities sold under agreements to repurchase (3) ......      B995           13,027,000          14.b
15. Trading liabilities (from Schedule RC-D ....................      RCFD 3548       3,119,000          15.
16. Other borrowed money (includes mortgage indebtedness and
    and obligations under capitalized leases)(from Schedule RC-M      RCFD 3190      19,954,000          16.
17. Not applicable
18. Bank's liability on acceptance executed and outstanding ....      2920              244,000          18.
19. Subordinated notes and debentures ..........................      3200            3,979,000          19.
20. Other liabilities (from Schedule RC-G) .....................      2930           10,109,000          20.
21. Total liabilities (sum of items 13 through 20) .............      2948          170,457,000          21.
22. Minority interest in consolidated subsidiaries .............      3000               60,000          22.
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus ..............      3838                    0          23.
24. Common stock ...............................................      3230              201,000          24.
25. Surplus (exclude all surplus related to preferred stock) ...      3839            7,479,000          25.
26. a. Retained earnings .......................................      3632            5,545,000          26.a
    b. Accumulated other comprehensive income (3) ..............      B530              127,000          26.b
27. Other equity capital components (4) ........................      A130                    0          27.
28. Total equity capital (sum of items 23 through 27) ..........      3210           13,352,000          28.
29. Total liabilities, minority interest, and equity capital
    (sum of items 21, 22, and 28) ..............................      3300          183,869,000          29.

Memorandum

To be reported only with the March Report of Condition.

1.   Indicate in the box at the right the number of the statement below that
     best describes the most comprehensive level of auditing work performed for                             Number
     the bank by independent external auditors as of any date during 1996           RCFD 6724..........     2         M.1


1 =  Independent audit of the bank conducted in accordance            5 = Directors' examination of the bank performed by other
     with generally accepted auditing standards by a certified            external auditors (may be required by state
     public accounting firm which submits a report on the bank            chartering authority)

2 =  Independent audit of the bank's parent holding company           6 = Review of the bank's financial statements by
     conducted in accordance with generally accepted auditing             external auditors
     standards by a certified public accounting firm which
     submits a report on the consolidated holding company             7 = Compilation of the bank's financial statements by
     (but not on the bank separately)                                     external auditors

3 =  Attestation on bank management's assertion on the                8 = Other audit procedures (excluding tax preparation work)
     effectiveness of the bank's internal control over financial
     reporting by a certified public accounting firm                  9 = No external audit work

4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

---------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, "other borrowed money."

(3) Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4) Includes limited-life preferred stock and related surplus.
(5) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6) Includes treasury stock and unearned Employee Stock Ownership Plan shares.